Exhibit 99.1

Volvo Launches the World's Most Powerful Truck

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 1, 2006--Volvo Trucks is today presenting a new version of the flagship Volvo FH16 in Europe. The greater part of the investment of SEK 300 million has been on the cleaner 16 litre engine, which with its 660 hp is the most powerful in the truck industry.

    The Volvo FH16 is in the prestige class and has been designed for really heavy transport tasks. The new Volvo has a cleaner engine that fulfils the future Euro 4 exchaust norms and is also equipped for the Euro 5 norm. Engines range right up to 660 hp.

    Another new feature is Volvo's popular I-shift gearbox on the Volvo FH16 up to 60 metric tons. Volvo I-shift is an an automated mechanical gearbox that always provides optimal gear changing. I-shift stands for intelligent shift, and this relieves pressure on the driver, saves fuel and increases safety. Together engine and gearbox form a very powerful driveline providing the opportunity for a higher average speed in time-critical haulage over hilly terrain. The powerful drive package comes into its own on steep upslopes, but also on downslopes. The new engine brake boasts all of 15% greater braking power.

    Several countries are now considering following Sweden and Finland as regards allowing longer and heavier rigs in order to reduce traffic volumes and thereby improve  accessibility on the roads. This also favours the environment by reducing emissions and, what is more, has a positive effect on European road safety.

    "The Volvo FH16 accommodates the trend towards heavier road transport. Heavier and longer rigs increase transport efficiency and are good for the environment. They are needed to meet the growing volumes of transport in Europe," says Staffan Jufors, President and CEO of Volvo Trucks.

    Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Claes Claeson, +46 31-66 39 08
or +46 708 36 39 08